The Real Brokerage Reports Q3 2020 Results

- Revenue for Q3 2020 of $3.9 million and for the nine months 2020 of $9.5 million

NEWS PROVIDED BY

The Real Brokerage Inc.

Nov 20, 2020, 07:30 ET

TORONTO and NEW YORK, Nov. 20, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX)

(OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America ("U.S."), announced it has led its financial results for the three and nine months ended September 30, 2020.

Additional information concerning Real's consolidated financial statements and related management's discussion and analysis ("MD&A") for the three and nine months ended September 30, 2020, can be found at www.sedar.com. Unless otherwise stated, all dollar amounts are in thousands of U.S. dollars.

Q3 2020 highlights include:

  Q3 2020 revenue of $3,939 represented a 12% increase compared to Q3 2019 and a 52% increase over Q2 2020 as the housing market recovered in major urban areas where Real is concentrated.
  Gross pro t $741 was up 73% compared to Q2 2019 $425.
  On August 12, 2020, Real announced that it closed a non-brokered private placement offering of 1,900,000 common shares of Real at a price of $0.35 per common share for aggregate gross proceeds of $443.
  On August 25, Real announced that Michelle Ressler joined the company's executive team as Vice President of Finance and real estate leaders Sheila Dunagan and Ron Dunagan joined as Vice President of Brokerage Operations and Director of Operations, respectively, with the goal of scaling Real's finance and operations functions. Michelle Ressler was subsequently appointed as chief financial officer (CFO) on October 15.
  On September 21, 2020, Real announced that the TSX Venture Exchange provided final acceptance of the amendments to Real's stock option plan (the "Stock Option Plan") and new restricted share unit plan (the "RSU Plan"). In light of these approvals, Real launched a new agent compensation plan to incentivize real estate agents who contribute to Real's continued growth and success.
  On Oct 6, Real announced expansion to the state of Alaska with the addition of a top Anchorage real estate team and agents.

CEO Comments

"My thoughts and prayers go out to all those who are struggling during this pandemic. While the overall economy is still suffering, it is becoming very clear that the housing market is leading the economic recovery and the amazing recovery in home sales during Q3 is a testament of the resilience of our industry. Over the past few months, we have enjoyed unprecedented attention from high producing teams and agents, all across the country, interested in exploring the possibility of joining Real. We are happy to see a growing number of agents acknowledging the benefits of our offering and technology and are thrilled to continue the growth propelled by our going public transaction as well as our agents equity program. We are extremely bullish in our plans for Q4 and 2021 and are con dent about our ability to provide our agents an exceptional experience as well as growing at increasing pace," said Tamir Poleg, co-founder and CEO of Real.

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage in 21 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information:

For more details, please contact:
The Real Brokerage Inc.

Lynda Radosevich
lynda@joinreal.com
917-922-7020

Forward-looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward- looking information in this press release includes, without limiting the foregoing, information relating to the pace of Real's growth, continued ability to attract and retain agents and expectations regarding the overall U.S. home buying market.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

SOURCE The Real Brokerage Inc.